        July 10, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:	Cenveo, Inc.
Form S-4 Filed May 28, 2009 by Cenveo, Inc.
File No. 333-159515

Ladies and Gentlemen:

On behalf of our client, Cenveo, Inc. (“Cenveo”), set forth below are responses to the comment letter dated June 25, 2009 from John Reynolds to Robert G. Burton, Sr. regarding the above-captioned registration statement/prospectus filed by Cenveo under the Securities Act of 1933, as amended.  The numbered paragraph and heading below corresponds to the heading and number in the comment letter.  For your reference, following each numbered paragraph, we have reproduced in italics the comment that corresponds thereto.

 Form S-4 filed on May 28, 2009

 General

1.           Please provide the statement required by Item 510 of Regulation S-K.  We direct your attention to Item 9 of Form S-4.

The statement required by Item 510 of Regulation S-K was not provided because Item 510 of Regulation S-K states that such statement shall be included “if the undertaking required by paragraph (h) of Item 512 of Regulation S-K is not required to be included.”  Since the undertaking required by paragraph (h) of Item 512 of Regulation S-K was required to be included, and was included on page II-3 of the initial filing of the registration statement, the statement required by Item 510 of Regulation S-K was not provided.

 Registration Statement Cover Page

2.           Please state the name, address, including ZIP code, and telephone number, including area code, of your agent for service.  See Form S-4.

The requested information has been included on the registration statement cover page.

 Cover Page

3.           Please state the registrant’s name, as required by Item 501(b)(1) of Regulation S-K.  Since this is serving as a prospectus for Cenveo, please include this name on the cover page as well as Nashua.

The requested information has been included on the prospectus cover page.

4.           Please state the amount of securities to be offered, as required by Item 501(b )(2) of Regulation S-K.

The requested disclosure has been provided on the prospectus cover page.

5.           Please revise the introductory paragraphs to quantify the total value of the proposed consideration Cenveo will pay for Nashua and clearly explain the method used to determine the price.  See Item 501 (b)(3) of Regulation S-K.

The requested disclosure has been provided on the prospectus cover page.

6.           Please indicate the market and market price of Cenveo common stock as of the latest practicable date.  See Item 50l(b)(4) of Regulation S-K.

The requested disclosure has been provided on the prospectus cover page.

7.           Please highlight the cross-reference to the risk factors section by prominent type or in another manner, including the page number where it appears in the prospectus.  See Item 501(b)(5) of Regulation S-K.

The cross-reference to the risk factors section on the prospectus cover page (which was included in the initial filing of the registration statement), including the page number where the risk factors section appears in the prospectus, has been bolded.

 Summary, page 1

8.           When discussing the amount and percent of shares owned by officers and directors of Nashua, also state the vote required for approval of the proposed transaction.  See Item 3(h) of Form S-4.

The second paragraph of “Summary – The Special Meeting” on page 2 of the prospectus sets forth the vote required for approval of the proposed transaction.  The requested disclosure has also been included in the remainder of the prospectus (see the prospectus cover page, the notice to shareholders and pages iv, vi, vii and 20 of the prospectus).

 Unaudited Comparative per Common Share Data, page 11

9.           Please add disclosure preceding your chart on page 12 describing the manner in which you have calculated the ‘Pro Forma Equivalent Nashua Share’ column.

The requested disclosure has been provided on page 12 of the prospectus.

 THE MERGER, page 20

10.           Please discuss the reasons for deciding to end discussions with Party B in December 2008.

The requested disclosure has been included in “Background to the Merger,” beginning on page 22 of the prospectus.

11.           Please disclose the reasons for Cenveo entering into the transaction, as required by Item 4(a)(2) of Form S-4.

The requested disclosure has been provided beginning on page 30 of the prospectus.

12.           We note your disclosure regarding the interests of Nashua’s directors and security holders and executive officers in the merger.  Please also disclose the interests in the merger of each person who has been a director or executive officer of Cenveo at any time since the beginning of the last fiscal year.  See Item 18(a)(5)(i) of Form S-4.

The requested disclosure has been provided on page 48 of the prospectus.

 Opinion of Nashua’s Financial Advisor, page 26

13.           Please provide the information regarding Lincoln International, LLC as would be required by Item 1015(b) of Regulation M-A.  Describe the method Nashua used to select Lincoln.  Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Lincoln, its affiliates, and/or unaffiliated representative and Nashua or its affiliates.  Additionally, please describe the instructions given by Nashua to Lincoln and any limitation imposed by Nashua on the scope of the investigation.  See Item 4(b) of Form S-4.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” on page 31 of the prospectus.

14.           Please discuss the historical stock trading analysis, including the historical comparison and how this analysis was used in determining the fairness of the transaction.  In addition, explain why you selected the S&P 500 Index as a comparison for the historical stock trading analysis.  We note that Nashua is trading on the NASDAQ Global Market.  Provide similar discussion in the Cenveo analysis on page 34.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” beginning on pages 33 (regarding Nashua) and 41 (regarding Cenveo) of the prospectus.

15.           Please list the 176 acquisitions reviewed in the premiums paid analysis and clarify how you determined these were comparable acquisitions.  In particular we note the criteria that the equity value of the transactions were less than $500 million.  The fee table indicates that the maximum equity value of this transaction is approximately $33 million.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” beginning on page 34 of the prospectus.

16.           Please explain how you selected the publicly traded companies as comparable companies.  In addition, please revise to disclose the revenues and profits for the selected companies and compare them to Nashua so that investors can determine whether they are reasonably comparable.  Provide similar comparison and discussion of the companies in the selected transactions analysis.  Provide similar discussion in the Cenveo analysis on page 34.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” beginning on pages 38 (regarding Nashua) and 42 (regarding Cenveo) of the prospectus.

17.           Please disclose the basis for the assumptions used in the discounted cash flow analysis.  In particular, we note the discount rates of between 12% and 14% and the assumed growth rates of between 1.5% and 3.5%.  Provide similar discussion in the Cenveo analysis on page 35.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” beginning on pages 41 (regarding Nashua) and 43 (regarding Cenveo) of the prospectus.

18.           Please disclose the projected free cash flows from 2009 to 2013 for Nashua and Cenveo used in the discounted cash flow analysis.

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” beginning on pages 41 (regarding Nashua) and 43 (regarding Cenveo) of the prospectus.

19.           We note the statement on page 36 that a significant portion of the fees to be paid to Lincoln are contingent upon the consummation of this merger transaction.  Please clearly disclose the amount of the fee that is contingent.  In addition, clearly state the specific amount to be paid to Lincoln, as opposed to the current reference to “approximately $1 million.”

The requested disclosure has been included in “Opinion of Nashua’s Financial Advisor,” on page 44 of the prospectus.

 Appraisal Rights for Dissenting Shareholders, page 36

20.           We note your disclosure that you believe Nashua shareholders are not entitled to appraisal rights.  Please clarify whether you plan to deliver the Appraisal Notice and Form pursuant to Section 13.22 of the MBCA.

Nashua does not plan to deliver to any of its shareholders the Appraisal Notice and Form pursuant to §13.22 of the Massachusetts Business Corporation Act (the “MBCA”) because Nashua believes that doing so would be inconsistent with its position that its shareholders are not entitled to appraisal rights under the MBCA as a result of the proposed transaction.  Further, because Nashua believes that its shareholders are not entitled to appraisal rights under the MBCA as a result of the proposed transaction, Nashua has determined that delivering to shareholders who have otherwise satisfied the requirements of §13.21 of the MBCA to assert appraisal rights the Appraisal Notice and Form pursuant to §13.22 of the MBCA would be confusing and potentially misleading to such shareholders.

Additional disclosure regarding Nashua’s determination not to deliver the Appraisal Notice and Form has been included on pages 9 and 45 of the prospectus.

 Interests of Nashua’s Directors and Executive Officers in the Merger, page 37

21.           Please provide the disclosure required by Item 5 of Schedule 14A regarding the interests of Cenveo’s directors and executive officers, as required by Item 18(a)(5)(i) of Form S-4.

As indicated in response to comment #12, the requested disclosure has been provided on page 48 of the prospectus.

22.           Also, when discussing the interests of Nashua’ directors and executive officers, provide all of the disclosure required by Item 5 of Schedule 14A.  Disclose all interests, direct or indirect.  This would include the stock ownership of each individual and the amount of equity compensation awards held by each individual.  In addition, clarify whether there are any arrangements or agreements relating to the employment terms during the employment continuation period.

The requested disclosure has been included in “The Merger – Interests of Nashua’s Directors and Executive Officers in the Merger” on pages 46 to 48 of the prospectus.  Further, we have been informed that no arrangements or agreements currently exist relating to the employment terms of any Nashua officer during the employment continuation period.

 Tax Consequences of the Merger, page 55

23.           We note that the tax opinion has not been filed as an exhibit.  Please file as soon as possible, as we may have additional comments.

The tax opinions regarding the accuracy of the tax disclosure are being filed as exhibits 8.1 and 8.2 to Amendment No. 1 to the registration statement.

24.           You currently state that the disclosure summarizes the tax consequences if the merger is treated as a reorganization or if it is not treated as a reorganization.  Counsel must opine upon the material tax issue - whether the merger will be treated as a reorganization.

As disclosed on page 64 of the prospectus under the caption “Tax Consequences of the Merger -- Introduction,” the merger may be structured as either a reverse subsidiary merger or a forward subsidiary merger that is treated as a reorganization under section 368 of the Code or a reverse subsidiary merger that is not treated as a reorganization under section 368 of the Code, depending upon facts that will not be known prior to the closing of the transaction.  The transmittal letters sent to Nashua shareholders following the closing will include a statement regarding whether Nashua and/ or Cenveo received an opinion of tax counsel upon the closing of the merger to the effect that the merger will be  treated as a reorganization under Section 368 of the Code.  The disclosure has been revised to reflect the intended delivery of such statement in the transmittal letters.

 COMPARATIVE MARKET PRICES AND DIVIDENDS, page 57

25.           Please indicate the effect of the proposed transaction on the amount and percentage of present holdings of the Nashua’s common equity owned beneficially by (i) any person (including any group as that term is used in section 13(d)(3) of the Exchange Act) who is known to Nashua to be the beneficial owner of more than five percent of any class of Nashua’s common equity and (ii) each director and nominee of Nashua and (iii) all directors and officers of Nashua as a group, and Nashua’s present commitments to such persons with respect to the issuance of shares of any class of its common equity.  See Item 201(b)(2) of Regulation S-K.

Other than the conversion of outstanding shares of Nashua common stock pursuant to §1.8 of the merger agreement and the assumption of Nashua equity awards pursuant to the §1.9 of the merger agreement, the proposed transaction will not have any effect on the amount and percentage of present holdings of Nashua’s common equity owned beneficially by (i) any person (including any group as that term is used in Section 13(d)(3) of the Exchange Act) who is known to Nashua to be the beneficial owner of more than five percent of any class of Nashua’s common equity, (ii) each director and officer of Nashua and (iii) all of Nashua’s directors and officers as a group.  Other than pursuant to equity awards made to Nashua officers and directors which are vested and presently exercisable, as disclosed in “Security Ownership of Certain Beneficial Owners and Nashua's Management and Directors” beginning on page 92 of the registration statement, we have been informed by Nashua that it has no present commitments to issue any shares of any class of its common equity to any person.

 INFORMATION ABOUT NASHUA, page 60

26.           Please discuss the methods of distribution of Nashua’s products as required by Item 101(h)(4)(ii) of Regulation S-K.

The requested disclosure has been included in “Business of Nashua – Operating Segments” on pages 69 and 70 of the prospectus.

27.           Please provide the names of principal suppliers, as required by Item 101(h)(4)(v) of Regulation S-K.  In particular, we note that for some raw materials you purchase from a single supplier.

The requested disclosure has been included in “Business of Nashua – Operating Segments” on pages 70 and 71 of the prospectus.

28.           We note your disclosure regarding various competitors on pages 60 and 61.  Please disclose competitive business conditions and Nashua’s competitive position in the industry, and the methods of competition.  See Item 101(h)(4)(iv) of Regulation S-K.

The requested disclosure has been included in “Business of Nashua – Operating Segments” on pages 70 and 71 of the prospectus.

29.           Please clarify your dependence upon Wal-Mart and Sam’s Club by stating the exact percentage of consolidated net revenues attributable to these companies.  The current disclosure simply indicates that sales to these two companies exceeded 10% of net consolidated revenues.

The requested disclosure has been included in “Business of Nashua – Information About Major Customers and Products” on page 71 of the prospectus.

 NASHUA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 65

30.           We believe Nashua’s MD&A section could benefit from expanded “Overview” sections that offer investors an introductory understanding of Nashua and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include insight into material opportunities, challenges, risks, and material trends and uncertainties.  To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same.  For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http;//www.sec.gov/rules/interp/33-8350.htm>.  See also, Item 303 of Regulation S-K.

The requested disclosure has been included in “Nashua’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on pages 75 and 76 of the prospectus.

31.           We note your disclosure on page 62 regarding “mature and declining markets.” To the extent that this is a trend or uncertainty, please disclose how it may have an impact on continuing operations.  See Item 303(a)(3)(ii) of Regulation S-K.

The disclosure on page 62 with respect to “mature and declining markets” has been revised so that it addresses the impact of competing in mature and declining markets on each of Nashua’s operating segments separately. Such disclosure is provided on pages 75 and 76 of the prospectus.

32.           We note your disclosure on page 63 regarding wage contracts expiring between 2011 and 2012.  To the extent that this causes uncertainty, please discuss how this may impact your results of operations, contributions to pension plans, and cash flows.  See Items 303(a)(2)(ii) and (3)(ii) of Regulation S-K.

The union contracts which expire in 2011 and 2012 do not provide uncertainty for Nashua’s statement of operations and cash flows because (i) the wage increases provided for by such contracts will increase Nashua’s payroll cost by less than 1% and as a result are immaterial to Nashua’s operations and cash flow, (ii) the pension plan benefits for Nashua’s employees working at its Omaha, NE facility are frozen and do not result in increased incremental costs and (iii) Nashua’s employees working at its Vernon, CA facility do not participate in the defined benefit pension plan.

33.           We note on page 76 that the Nashua Pension Plan Committee filed a Class Action Complaint against State Street Bank and Trust, and that State Street Bank and Trust filed a counterclaim.  Please disclose the nature and amount of relief sought in legal proceedings.  See Item 103 of Regulation S-K.

The requested disclosure has been included in “Nashua’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Litigation and Other Matters” on page 87 of the prospectus.

 Security Ownership of Nashua Management, page 80

34.           Please provide the disclosure required by Item 403 of Regulation S-K.  You have currently only provided this information as it relates to management.  Item 6( d) of Schedule 14A, as required by Item 18(a)(5)(ii) of Form S-4 does not limit such information to management.

The requested disclosure has been provided on pages 92 through 95 of the prospectus.

 Annex A, Agreement and Plan of Merger dated as of May 6, 2009 among Cenveo, Inc., NM Acquisition Corp. and Nashua Corporation

35.           We note that the Asset Purchase Agreement did not include the exhibits and schedules to the agreement.  We also note that schedules and similar attachments to a material plan of disposition do not need to be filed unless such schedules contain information which is material to an investment decision and is not otherwise disclosed in the agreement or disclosure document.  See Item 601(b)(2) of Regulation S-K.  Please tell us whether you determined that the exhibits and schedules to the Asset Purchase Agreement are not material.  It appears that the performance targets as set forth in Exhibit B would be material.  Please revise to include Exhibit B.  This comment also applies to the Form 8-K filed by Nashua on May 7, 2009.

Cenveo has determined that the exhibits and schedules to the Agreement and Plan of Merger are not material and, accordingly, they have not been included.  Since Nashua also believes that Exhibit B is not material, it has not amended the Form 8-K filed by Nashua on May 7, 2009.

36.           In addition, Item 601(b)(2) requires that the plan filed contain a list briefly identifying the contents of all omitted schedules and an agreement to furnish a copy of any omitted schedule and exhibit to the Asset Purchase Agreement to the Commission upon request.

The requested disclosure has been provided on page A-1 of the Merger Agreement attached to the proxy statement/prospectus as Annex A.

 Annex C, Opinion of Lincoln International, LLC

37.           We note the limitation on reliance by shareholders in the fairness opinion provided by Lincoln.  Because it is inconsistent with the disclosures relating to the opinion the limitation should be deleted.  Alternatively, disclose the basis for Lincoln’s belief that shareholders cannot rely upon the opinion to support any claims against Lincoln arising under applicable state law.  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Lincoln would have no effect on the rights and responsibilities of either Lincoln or the board of directors under the federal securities laws.

Lincoln has revised the penultimate paragraph of its fairness opinion, which is attached to the prospectus as Annex C.

38.           Please file the written consent of Lincoln International, LLC to the discussion of its opinion and to being named in the Form S-4.  See Rule 436(a) of Regulation C under the Securities Act.

The written consent of Lincoln International, LLC is herein filed as Exhibit 99.1 to Amendment No. 1 to the registration statement.

 Exhibit 5.1

39.           We note the statement that the shares will be validly issued, fully paid and non-assessable.  Please revise to opine on the corporate laws of the state of incorporation of Cenveo, i.e. Colorado.  In addition, please confirm supplementally that the reference to opining upon Colorado law includes the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

The requested language has been added to Exhibit 5.1 to Amendment No. 1 to the registration statement.  We supplementally advise you that the opinion-giver has informed us that the reference in the opinion to Colorado law includes all applicable provisions of the Colorado constitution and the reported judicial decisions interpreting those laws.

 Form 10-K filed March 19,2009

 Item 1.  Business, page 1

40.           We note your disclosures on page one regarding total assets for each of your operating segments for the last two fiscal years.  Please provide this information for the last three fiscal years.  See Item 101(b) of Regulation S-K.

Cenveo acknowledges the Commission’s comment and proposes to include total assets for each of its operating segments for the last three fiscal years in its next Form 10-K filing.

41.           Please discuss Cenveo’s methods of distribution for each segment’s principal products or services.  See Item 101(c)(i) of Regulation S-K.

The primary methods of distribution of the principal products for Cenveo’s two segments are by direct shipment via express mail, the U.S. postal system and freight carriers. Cenveo acknowledges the Commission’s comment and proposes to include this disclosure in its next Form 10-K filing.

42.           We note your disclosure on page four that your patents and trademarks “expire at various times through 2023.”  Please further clarify the duration of your patents and trademarks.  See Item l0l(c)(iv) of Regulation S-K.

Cenveo acknowledges the Commission’s comment and proposes to clarify the disclosure of the duration of its trademarks and patents in its next Form 10-K filing by adding the following: Cenveo’s patents expire between 2011 and 2023 and its trademarks expire between 2010 and 2019.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

43.           Please revise your Executive Overview section to offer investors an introductory understanding of the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include insight into material opportunities, challenges, risks, and material trends and uncertainties.  To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same.  For example, we note your disclosure on page four regarding competition from alternative sources of communication and information transfer, your disclosure on page seven that your level of debt could affect your future operations, and your disclosure on page seven that the terms of our indebtedness impose significant restrictions on our operating and financial flexibility.  For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>.  See also, Item 303 of Regulation S-K.

Cenveo acknowledges the Commission’s comment and proposes to revise the Executive Overview in its future filings beginning with its next Form 10-Q to include the following:

Cenveo’s management team is primarily focused on two main areas affecting its business: (i) printing industry challenges, primarily pricing pressures experienced throughout our operations and overcapacity in certain of the markets that we operate in, and (ii) financial flexibility, which includes servicing our current debt level, investing in our business through strategic acquisition and capital expenditures, and increasing our economies of scale to help improve the performance of our current operations.

The United States printing industry is highly fragmented, with a broad range of sectors, including commercial printing and envelopes and forms and labels, among others. The printing industry has excess capacity and continues to be highly competitive with many of our customers focusing on price as a key decision driver. We believe that given the current economic downturn, our customers will increasingly focus on price. We continue to pursue cost savings measures in an effort to align our cost structure with our anticipated revenues and mitigate the impact of pricing pressures. Such measures could require additional plant closures and/or consolidation and employee headcount reductions throughout our operating platform.

Our financial flexibility  depends heavily on our ability to maintain existing customers, attract new financially viable customers and maximize our operating profits, all of which are vital to our ability to service our current debt level. Our level of indebtedness, which requires significant principal and interest payments, could potentially impact our ability to reinvest cash flows from operations into our business via capital expenditures or niche acquisitions. We therefore closely monitor working capital, including the credit we extend to and the collections we receive from customers, inventory levels, and vendor pricing and sales terms, while continuously seeking improvements to increase our cash flow.

We offer our customers a wide range of print products and have recently experienced certain of our key customers providing us the opportunity to become the single source supplier for their printed product needs. This trend benefits our customers as they seek to leverage their buying power and helps us improve operating efficiencies in our plants with increased throughput. We believe that our manufacturing platform, strategically located facilities and our industry experienced management team will help enable us to improve our operating margins. We also continue to work with our vendors and focus on supply chain enhancements to lower our input costs and improve our operating margins.

44.           We note your statement on page 14 that “significant opportunities continue to exist in optimizing the rest of our supply chain.”  Please clarify to describe these opportunities.

Cenveo acknowledges the Commission’s comment and proposes to clarify the disclosure of the opportunities in its next Form 10-K filing by adding the following:  Such opportunities that still exist include, but are not limited to: (1) consolidation of Cenveo’s carton, film, and related suppliers to maximize our purchasing spend with a smaller supplier base, (2) reducing warehousing related costs through better inventory management, and (3) modifying and consolidating our current recycling agreements to increase operating efficiencies.

 Restructuring, Impairment and Other Charges, page 20

45.           We note that you recorded goodwill impairment charges of$372.8 million in 2008.  Please expand your discussion of this charge to describe the facts and circumstances that led to the impairment.  In this regard, we note on page 47 that reporting units were valued using a higher discount rates applied to estimated future cash flows.  However, it is unclear to us whether your estimates of future cash flows were impacted by, as you describe on page 15, volume declines in substantially all of the markets you serve.

During the fourth quarter of 2008, Cenveo’s reporting units experienced declines in their net sales, gross profit and operating income on a comparable basis with the third quarter of 2008. Historically, the fourth quarter has been Cenveo’s strongest quarter for net sales, gross profit and operating income for its reporting units.  These declines primarily resulted from reduced sales volume across our business platform due to the effects of the current economic downturn that exacerbated in late 2008, as our customers began reducing their print related spend and pricing pressure intensified from competitors who began pricing print work at or below breakeven levels. As a result of these volume declines, we lowered our estimates of future cash flows for our reporting units. Cenveo proposes to expand its discussion of the facts and circumstances that led to this charge by adding the above language after the second sentence of the first paragraph to its Goodwill and Other Intangible Assets note in its next Form 10-K filing.

 Liquidity and Capital Resources, page 21

46.           We note the disclosure of your capital expenditures for 2008 and 2007 within net cash used in investing activities.  We also note your ‘Introduction and Executive Overview’ to Item 7 ‘indicates your investments in complementary companies and capital expenditures have assisted in improving profitability over recent years.  Within your Risk Factors at page 7, you disclose that your substantial indebtedness could limit your financing of capital expenditures and the various covenants to this debt limit your investments in capital expenditures.  Please expand your liquidity discussion to indicate the estimated amount of capital expenditures for the upcoming fiscal year, the source(s) of funds for such expenditures and whether such source(s) will differ from previous years.  Please refer to FRC 501.03 and 501.13.

Cenveo acknowledges the Commission’s comment and proposes to expand its liquidity discussion to include the following in its future filings beginning with its next Form 10-Q:

Cenveo’s debt agreements limit capital expenditures to $30 million in 2009. Cenveo estimates that it will spend approximately $25 million on capital expenditures in 2009, before considering proceeds from the sale of property, plant and equipment.  Cenveo’s primary sources for its capital expenditures are cash generated from operations, proceeds from the sale of property, plant and equipment, and financing capacity within its current debt arrangements.  These sources of funding are consistent with prior years’ funding of Cenveo’s capital expenditures.

47.           Please be advised that Item 303(a)(1) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Given your substantial indebtedness, and your prominent disclosure regarding the amendment of your’ Amended Credit Facilities’ on April 24, 2009, please include a tabular presentation of your actual ratios/other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your Amended Credit Facilities and 7 ⅞, 8 ⅜% and 10 ½% subordinated notes.  Disclose in further detail the specific terms of covenants that limit debt assumed from acquisitions or capital expenditures.  Such disclosure can be provided in either MD&A or within the footnotes to your condensed consolidated financial statements, and should only be excluded if you believe that the likelihood of default is remote.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Cenveo acknowledges the Commission’s comment and proposes to expand its disclosure for its financial covenants to include the following in its future filings beginning with its next Form 10-Q:

Our Amended Credit Facilities contain two financial covenants, a maximum consolidated leverage covenant, which we refer to as our Leverage Covenant and a minimum consolidated interest coverage ratio, which we refer to as our Interest Coverage Covenant. As of January 3, 2009 our Leverage Covenant could not exceed 5.25:1.00 and as calculated was 5.06:1.00, while our Interest Coverage Covenant could not be less than 2.25:1.00 and as calculated was 2.65:1.00. As a result of the April 24, 2009 amendment to our Amended Credit Facilities, as of June 27, 2009 our Leverage Covenant must not exceed 6:25:1:00 and as calculated was xx:1.00 and our Interest Coverage Covenant must not be less than 1.85:1.00 and as calculated was xx:1.00. At the end of the first quarter of 2010, the Leverage Covenant threshold steps down to 5.60:1:00 and the Interest Coverage Covenant threshold steps up to 2.00:1.00.

As of January 3, 2009 and prior to the amendment of the Amended Credit Facilities on April 24, 2009, there was no limitation on acquisition debt provided we were in compliance with the Amended Credit Facilities.  As the Amended Credit Facilities have senior secured position in our capital structure and the most restrictive covenants, then provided we are in compliance with our Amended Credit Facilities we also would be in compliance with the senior secured debt to consolidated cash flow covenant within our 10½% Notes indenture and the debt incurrence tests within the three subordinated notes indentures.

As of the April 24, 2009 amendment, there is a new limitation on incremental debt within our Amended Credit Facilities whereby we are currently limited to $50.0 million of senior debt and debt assumed in an acquisition, but we have no restriction on the incurrence of additional subordinated debt. If our Leverage Covenant performance is  below 4.5:1.00 this new limitation on incremental debt is removed.

Please see Cenveo’s response to the Commission’s comment #46 regarding the limitation of capital expenditures.

 Critical Accounting Matters, page 25

 Provision for Impairment of Goodwill and Indefinite Lived Intangible Assets, page 25

48.           Please expand your discussion of critical accounting matters related to indefinite lived intangible assets to describe how you determine fair value, a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes, and how the increase in your discount rates impacted the valuation of indefinite lived intangible assets.

Cenveo acknowledges the Commission’s comment and proposes to expand its discussion of its critical accounting matters related to indefinite lived intangible assets to include the following in its future filings beginning with its next Form 10-Q:

Our annual impairment analysis for the trade names utilizes a relief-from-royalty method in which the hypothetical benefits of owning each respective trade name are valued by discounting hypothetical royalty revenue over projected revenues covered by the trade names.  We utilized royalty rates of 1.5% to 2.5% for the use of the subject trade names based on comparable market rates, the profitability of the product employing the trade name, and qualitative factors, such as the strength of the name and years in usage.  We utilized a discount rate of between 12% and 13%, which was based on the weighted average cost of capital for the respective business plus a premium to account for the relative risks of the subject trade name.

In order to evaluate the sensitivity of the fair value calculations for all of Cenveo’s indefinite-lived trade names, Cenveo applied a hypothetical 5%, 10% and 15% decreases to the estimated fair value of its trade names.  Such hypothetical decreases in fair value could be due to changes in discount rates and/or assumed royalty rates.  These hypothetical 5%, 10% and 15% decreases in estimated fair value would not have resulted in an impairment of any of our identifiable indefinite-lived trade names other than our ColorGraphics trademark, which has a carrying value of $18.8 million.  The hypothetical estimated fair value decreases for our ColorGraphics trademark would have resulted in an impairment charge on a pre-tax basis of approximately $0.8 million at a 10% decrease and $1.8 million at a 15% decrease.

 Notes to Consolidated Financial Statements, Page 36

 Note 9.  Long-Term Debt, page 49

 10 ½% Notes

49.           We note that each holder of the 10 ½% Notes has the right to require the Company to repurchase such holder’s notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, which appears to be an amount other than the par or accreted value of the Note.  Please tell us how you considered the guidance in SFAS 133 in determining whether the put feature within the Notes represents an embedded derivative.

Cenveo considered the guidance in SFAS 133 and concluded that upon the issuance of the 10½% Notes the holder’s right to require Cenveo to repurchased the 10½% Notes at a price of 101% upon the occurrence of certain events that constitute a change in control (“put option”) was not an embedded derivative.  Cenveo's conclusion was based on the fact that the put option is a traditional redemption option that is prevalent in bond issuances and that the 10½% Notes were issued at par and not at a substantial premium or discount. In addition, Cenveo determined that even if the put option were considered an embedded derivative, that the fair value of such put option would be deminimus. In determining the fair value of this embedded derivative, Cenveo considered the minor amount of the redemption premium (1%) and assessed the probability of a change in control triggering event over the remaining term of the 10½% Notes.

 Item 9A.  Controls and Procedures, page 79

50.           We note from your disclosure within the caption ‘Inherent Limitations on Effectiveness of Controls’ that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Please revise your conclusions within the caption ‘Evaluation of Disclosure Controls and Procedures’ to conclude on the effectiveness of disclosure controls and procedures at such a reasonable assurance level.

Cenveo acknowledges the Commission’s comment and in response proposes to include the following language under the caption “Evaluation of Disclosure Controls and Procedures” in its next Form 10-K filing:

Disclosure controls and procedures are the controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that material information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that Cenveo’s disclosure controls and procedures were effective at the reasonable assurance level, as of the fiscal year end covered by this Annual Report on Form 10-K.

51.           We note from your disclosure within the caption ‘Evaluation of Disclosure Controls and Procedures’ that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of January 3, 2009 in order to ensure that the information required to be disclosed by the Company in its filings under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Please revise your disclosures to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance that information required to be disclosed in your reports under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to your management, including your principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Revise your disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2009, accordingly.  Refer to Exchange Act Rule 13a-15(e) and Section II.E.4. of SEC Release No. 33-8238.

Cenveo acknowledges the Commission’s comment and in response proposes to include the language described above in response to comment #50 under the caption “Evaluation of Disclosure Controls and Procedures” in its next Form 10-K filing.

 Proxy Statement on Form 14A filed April 6, 2009

 Non-Management Directors’ Compensation for Fiscal 2008, page 8

52.           Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Item 402(k) of Regulation S-K.  which refers to Instruction to Item 402(c)(2)(v) and (vi).

Cenveo did not award any stock options in fiscal 2008; only grants of RSUs were made.  Since RSUs do not require assumptions to be made in connection with their valuation (as described in note 2 of the director compensation table, each share of common stock underlying the RSU grant is valued at market price on the date of grant), Cenveo does not believe there are any assumptions to disclose.

 COMPENSATION OF EXECUTIVE OFFICERS, page 12

53.           We note your disclosure on page 12 that your annual incentive bonuses “are based solely on achievement by the Company and the executive of pre-determined measures such as non-GAAP EPS, adjusted EBITDA, free cash flow, margins, and capital expenditures ...,” that stock awards will not be made unless the company is on track to achieve annual non-GAAP EPS and Adjusted EBITDA targets, and that the vesting of restricted stock is based upon performance.  Please disclose the specific performance targets used to determine bonuses and stock awards.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  Provide similar disclosure or analysis as it relates to the “all or nothing” target bonus opportunity of the CEO referred to on page 14.

Cenveo did not include any disclosure regarding performance targets in the proxy statement for its 2009 annual meeting of shareholders because, based on the fact that no bonuses were paid, Cenveo determined that the targets were not material to investors. However, Cenveo has in prior years provided information about the performance targets referred to in your comment (see, e.g., the proxy statement for its 2007 annual meeting of shareholders) when such disclosure was deemed to be material. In order to provide disclosure in response to your comment #53, Cenveo would revise the disclosure included on page 17 (under the caption “2008 Bonuses”) in the proxy statement for its 2009 annual meeting of shareholders to read as follows:

2008 Bonuses. Our named executives’ annual bonus is 100% performance-based and is earned on an "all or nothing" basis under the guidelines of our MBO plan. That is, in order for each executive to receive any bonus for 2008, Cenveo had to achieve all of the following financial goals:

• Adjusted EBITDA - $300 million
• Adjusted EBITDA Margins - 12.6%
• Non-GAAP EPS - $1.58/share
• Free cash flow - $125 million
• Revenues - $2.38 billion
• Capital expenditures - no more than $35 - $40 million

Note regarding non-GAAP financial measures: The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, excluding integration, acquisition and other charges, stock-based compensation provision, restructuring, impairment, and other charges, gain (loss) on early extinguishment of debt, gain (loss) on sale of non-strategic businesses, and income (loss) from discontinued operations, net of taxes. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. Non-GAAP EPS is Non-GAAP net income (loss) per diluted share. Non-GAAP net income (loss) excludes integration, acquisition and other charges, stock-based compensation provision, restructuring, impairment and other charges, gain (loss) on sale of non strategic businesses, (gain) loss on early extinguishment of debt, the income tax expense (benefit) relating to the above non-GAAP adjustments, and income (loss) from discontinued operations, net of taxes. The Company defines free cash flow as Adjusted EBITDA less cash interest, cash taxes, and capital expenditures, plus proceeds from the sale of property, plant and equipment.

Due to Cenveo’s performance in meeting the above objectives, it did not pay any bonuses to its named executive officers for 2008.

Even if these financial targets had been met, the bonuses of our CEO and other named executives were subject to reduction from their full bonus opportunities. A portion of their bonuses was linked to the accomplishment of specific goals within each executive’s area of responsibility. For our CEO, these other goals included cost savings requirements, building a management team that provides growth opportunities for all, including women and minorities, continuing to seek out acquisition opportunities to grow Cenveo’s revenues and Adjusted EBITDA and providing leadership to grow Cenveo to be an industry leader in areas including stock price performance and growth opportunities for employees. For our Group President, Envelope, Commercial Print & Packaging Group and for our President, Cadmus Publisher Services Group, these goals included operations-specific management, sales, and productivity initiatives. For our CFO, these goals included capital structure improvements and development of Cenveo’s finance employees.  For our General Counsel, these goals included resolution of disputes and satisfaction of corporate governance and compliance objectives.

Since Cenveo does not believe the foregoing disclosure is material (indeed, if Cenveo had believed the disclosure to be material, it would have included the disclosure in the proxy statement, as it had in prior years), Cenveo respectfully proposes to address comment #53 by agreeing to include comparable language with respect to performance targets (if any) in the proxy statement for its 2010 annual meeting of shareholders, whether or not bonuses are paid for 2009.

54.           Please disclose how the annual incentive bonus is determined, as required by Item 402(b)(1)(v) of Regulation S-K.  Clearly disclose the specific performance factors used to determine the bonus, state the percent of bonus that is dependent upon each performance factor, and clarify the target bonus opportunity, as a percentage of base salary, for each named executive.

Page 15 of Cenveo’s proxy statement provides disclosure as to how the annual incentive bonus is determined. The specific factors used to determine the bonus and other requested information is provided in response to comment #53 above.

 Form 8-K filed April 27, 2009

55.           We note the third amendment to credit agreement filed as exhibit 10.1 to the Form 8·K filed on April 27, 2009 did not include Exhibits M, N, and O.  Please explain why these exhibits were not filed pursuant to Item 601 (b)(10) of Regulation S-K.

Exhibits M, N and O are prospective documents that have no immediate, and potentially no future, bearing on Cenveo or the non-public lender group to the Amended Credit Facilities. However, it should be noted that these exhibits were provided to the non-public lender group as part of the amendment process and outside of the Form 8-K filing. Cenveo did not believe that the inclusion of these prospective form documents was material to the investor, other than the non-public lender group involved in the credit agreement. Cenveo has provided background on each respective form below for the Staff’s benefit:

Exhibit M – Form of Accession and Amendment Agreement – a representative form that will only be necessary should Cenveo be successful in attracting a new lender to provide a financing commitment of up to $27.5 million, which would increase Cenveo’s revolving credit facility capacity from the current $172.5 million to the maximum amount of $200.0 million of availability.

Exhibit N – Form of Increasing Lender Agreement – a representative form that will only be necessary should Cenveo be successful in attracting an existing lender to increase its financing commitment for up to an additional $27.5 million, which would increase Cenveo’s revolving credit facility capacity from the current $172.5 million to the maximum amount of $200.0 million of availability.

Exhibit O – Form of Pro Forma Adjustment Compliance Certificate – a representative form that will only be used should Cenveo dispose of, or acquire certain assets.  It should be noted that this form would be provided to the administrative agent and the lender group participating in the credit agreement, only as requested. This form would also include pro forma assumptions, primarily related non-GAAP estimated synergies, along with Cenveo specific and non-public supporting documentation.

 Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Filed May 6, 2009

 Notes to Consolidated Financial Statements, Page 4

 Note 6.  Long-Term Debt, page 6

56.           We note your disclosure within Note 9 of your Form 10-K indicating that your failure to maintain applicable ratios, in certain circumstances, or effective internal controls would prevent you from borrowing additional amounts and could result in a default under your Amended Credit Facilities.  Such a default could then trigger cross-acceleration or cross-default provisions on your 7 ⅞%, 8 ⅜% and 10 ½% subordinated notes, rendering them immediately due and payable.  Please revise your disclosures on Form 10-Q to describe such cross-

acceleration and cross-default provisions should they remain in place subsequent to the amendment of your Amended Credit Facilities on April 24, 2009.

These cross-acceleration and cross-default provisions continue to exist subsequent to the amendment of Cenveo’s Amended Credit Facilities on April 24, 2009. Cenveo proposes to provide disclosure in its future filings beginning with its next Form 10-Q to add the following as underlined:

Except as provided in the amendment, all other provisions of Cenveo’s Amended Credit Facilities remain in full force and effect, including Cenveo’s failure to operate within the revised Leverage Covenant and Interest Coverage Covenant ratio thresholds, in certain circumstances, or have effective internal controls would prevent Cenveo from borrowing additional amounts and could result in a default under its Amended Credit Facilities. Such default could cause the indebtedness outstanding under its Amended Credit Facilities and, by reason of cross-acceleration or cross-default provisions, its 7⅞% Notes, 8⅜% Notes, 10½% Notes and any other indebtedness Cenveo may then have, to become immediately due and payable.

* * * * *

Attached as Exhibit A hereto is a letter signed by an authorized representative of Cenveo making the acknowledgements you requested in your letter.

Please call Kenneth A. Lefkowitz at (212) 837-6557 or Charles A. Samuelson at (212) 837-6454 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

/s/ Kristy A. Chattaway
Kristy A. Chattaway

Enclosure
cc:	Cenveo, Inc.
Nashua Corporation
Kenneth A. Lefkowitz
Charles A. Samuelson
Philip P. Rossetti
Jeffrey A. Hermanson

EXHIBIT A

Reference is made to the Form S-4 filed with the Securities and Exchange Commission on May 28, 2009 by Cenveo, Inc. (the “Company”).  The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  July 10, 2009

CENVEO, INC.

By:	/s/ Kenneth P. Viret
	Name:	Kenneth P. Viret
	Title:	Chief Financial Officer